

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A20-Appt-LP-OUBSHK/sc/atl

7 August 2003



03029485

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

1) APPOINTMENT OF MEMBER OF THE NOMINATING COMMITTEE

2) LIQUIDATION OF A SUBSIDIARY

Dear Sir

We enclose 2 copies of our Announcements, both dated 7 August 2003, one on each of the above matter, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 8/26



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

APPOINTMENT OF MEMBER OF THE NOMINATING COMMITTEE

Singapore, 7 August 2003 – We are pleased to announce that Professor Lim Pin, an independent director of United Overseas Bank Limited, has been appointed as a member of the Nominating Committee with effect from 7 August 2003.

Leo Hee Wui
Assistant Secretary



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

LIQUIDATION OF A SUBSIDIARY

Singapore, 7 August 2003 – United Overseas Bank Limited ("UOB") wishes to announce that its wholly-owned subsidiary OUB Securities (H.K.) Ltd has commenced member's voluntary liquidation. The liquidation is part of the on-going rationalisation of the operations of the UOB group of companies.

Leo Hee Wui
Assistant Secretary